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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 3)


           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           MICRONICS COMPUTERS, INC.
                           (NAME OF SUBJECT COMPANY)

                        DIAMOND MULTIMEDIA SYSTEMS, INC.
                       BOARDWALK ACQUISITION CORPORATION
                                   (BIDDERS)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   595127101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             JEFFREY D. SAPER, ESQ.
                             HOWARD S. ZEPRUN, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                    650 PAGE MILL ROAD, PALO ALTO, CA 94304
                                 (650) 493-9300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended previously and hereby, the "Statement") relating to the offer by Boardwalk Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Diamond Multimedia Systems, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (collectively, the "Shares"), of Micronics Computers, Inc., a Delaware corporation (the "Company"), at a price of $2.45 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). A copy of the Offer to Purchase has been filed as Exhibit (a)(1) to this statement.

Item 10. Additional Information

     On June 15, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11. Material to be filed as Exhibits

     (a)(9) Press release as issued by Parent, dated June 15, 1998.
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                                   SIGNATURES

     After due inquiry and the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in the Statement, as amended, is true, complete and correct.

     Dated: June 15, 1998



                         DIAMOND MULTIMEDIA SYSTEMS, INC.


                          By: /s/   WILLIAM J. SCHROEDER
                          -----------------------------------------------------
                          Name:  William J. Schroeder
                          Title: President, Chief Executive Officer and Chairman
                                 of the Board


                          BOARDWALK ACQUISITION CORPORATION

                          By: /s/   WILLIAM J. SCHROEDER
                          -----------------------------------------------------
                          Name:  William J. Schroeder
                          Title: President